25 September 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 89,850 RELX PLC ordinary shares at a price of 1101.9505p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,447,835 ordinary shares in treasury, and has 1,115,594,278 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 21,749,500 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 RELX NV ordinary shares at a price of €14.3016 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 53,505,694 ordinary shares in treasury, and has 994,030,281 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 12,207,150 shares.